

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Mark Emerson
Chief Executive Officer
LNPR GROUP INC.
5190 Neil Rd. Ste. 430
Reno, NV 89502

Re: LNPR GROUP INC.
Amendment No. 6 to
Registration Statement on Form 10
Filed November 2, 2022
File No. 000-54171

Dear Mark Emerson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Higley, Esq.